Tel Aviv, July 6, 2007 Our ref: 10108/5502

Via EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

        On behalf of Optibase Ltd., an Israeli company (“Optibase”), enclosed for filing is a Tender Offer Statement on Schedule TO (including all exhibits thereto) that relates to the offer by Optibase to purchase 678,000 outstanding ordinary shares, par value NIS 1.40 per share, of Scopus Video Networks Ltd.

        If you require additional information, please do not hesitate to contact the undersigned at +972-3-607-4479.

Very truly yours, /s/ Shachar Hadar —————————————— Dr. Shachar Hadar

(enclosures)

cc:	Optibase Ltd.

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